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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.            )*

Entrée Gold Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

29383G100

(Cusip Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Page 1 of 4 pages

13G
CUSIP No. 29383G100

1.	Name of Reporting Person: Ivanhoe Mines Ltd.		I.R.S. Identification Nos. of above persons (entities only): 91-1701935

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Yukon Territory, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 9,200,000 common shares

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 9,200,000 common shares

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,200,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 16.6%

12.	Type of Reporting Person: CO

Page 2 of 4 pages

ITEM 1

a)	Entrée Gold Inc. (the “Issuer”)

b)	1450 – 650 West Georgia Street Vancouver, BC V6B 4N7 Canada

ITEM 2

a)	Ivanhoe Mines Ltd. (“Ivanhoe”)

b)	654 – 999 Canada Place Vancouver, BC V6C 3E1 Canada

c)	Place of Organization: Yukon Territory, Canada

d)	Title of Class of Securities: common shares (“Common Shares”)

e)	CUSIP Number: 29383G100

ITEM 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

ITEM 4	Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	Ivanhoe may be deemed to beneficially own an aggregate of 9,200,000 common shares. This includes 4,600,000 common shares issuable to Ivanhoe upon the exercise of share purchase warrants and payment of C$1.10 per share at any time on or prior to November 9, 2006.

(b)	Percent of class:	16.6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 9,200,000

(ii)	Shared power to vote or to direct the vote: Ø

(iii)	Sole power to dispose or to direct the disposition of: 9,200,000

(iv)	Shared power to dispose or to direct the disposition of: Ø.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Page 3 of 4 pages

ITEM 5	Ownership of Five Percent or Less of a Class

N/A

ITEM 6	Ownership of More than Five Percent on Behalf of Another Person.

N/A

ITEM 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

ITEM 8	Identification and Classification of Members of the Group

N/A

ITEM 9	Notice of Dissolution of Group

N/A

Item 10	Certification

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-l(b):

N/A

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-l(c):

N/A

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2005

Date

/s/ Beverly A. Bartlett

Signature

Beverly A. Bartlett – Corporate Secretary

Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 4 of 4 pages